UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at October 4, 2007

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 4, 2007

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

UPDATE ON PEBBLE EAST DRILLING RESULTS

October 4, 2007 - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX: NAK) is pleased to provide a Pebble Project update. As announced n July 31, 2007 a wholly owned subsidiary of Anglo American plc ("Anglo") became a 50% partner in the Pebble Project with a wholly owned affiliate of Northern Dynasty Minerals Ltd ("Northern Dynasty") . The two partners formed Pebble Limited Partnership(the Partnership), which is managed by its General Partner, Pebble Mines Corp., a company which is also owned 50% by each of Anglo and Northern Dynasty. For Anglo to retain its 50% partnership interest, it will need to invest the next US$1.425 billion in project development costs. Northern Dynasty owns an equal 50% interest and is carried during Anglo's investment period. The goal of the Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The partners are targeting completion of a pre-feasibility study in December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

Drilling Update

The focus of the Partnership's 2007 drill program is to upgrade the resource classification of a large portion of the Pebble East deposit's 3.4 billion tonne inferred mineral resource1 to prepare for mine planning and also to delineate the deposit's outside limits and overall geometry. To date this year 72,700 feet of core drilling has been completed in 17 holes (numbered 6354 through 7371). An additional 6 holes (24,400 feet) are in for assay. Drilling is ongoing with seven rigs working on new holes and two more drill rigs are expected to be mobilized to site later this year. A table of 2007 Pebble East Deposit Assay Results and a Drill Hole Location Plan Map are included with this news release and posted on Northern Dynasty's website http://www.northerndynastyminerals.com/ndm/NewsReleases.asp.

Drill holes continue to intersect long intervals of higher grade copper-gold-molybdenum mineralization and have established a very high level of deposit continuity. In addition, the drill holes are successfully confirming an arcuate region of higher grade copper-gold-molybdenum mineralization which trends north-south for a distance of more than 9000 feet and is open to the southwest and northwest. Of particular note, hole 7359 intersected 2,228 feet grading 1.41% copper equivalent (CuEQ2) which demonstrates the strength of the mineralizing system in the southern part of Pebble East. At the northern end of Pebble East, the strongly mineralized interval in hole 7357 extends the deposit more than 600 feet out from its previous boundary.

Highlights from 2007 drill holes completed to date include:

-         Hole 7357 intersected 1680 feet grading 1.03% CuEQ (0.61% Cu, 0.50 g/t Au, 0.021% Mo). Included in this intersection is a 510 foot interval grading 1.46% CuEQ (0.78% Cu, 0.79 g/t Au, 0.036% Mo).
-          Hole 7359 intersected 2228 feet grading 1.41% CuEQ (0.92% Cu, 0.49 g/t Au, 0.035% Mo). Included in this intersection is a 451 foot interval grading 1.91% CuEQ (0.95% Cu, 1.11 g/t Au, 0.051% Mo).
-          Hole 7366 intersected 1802 feet grading 1.00% CuEQ (0.66% Cu, 0.39 g/t Au, and 0.019% Mo). Included in this intersection is a 356 foot interval grading 1.43% CuEQ (0.78% Cu, 0.95 g/t Au, 0.017% Mo).
-          Hole 7368 intersected 1184 feet grading 1.21% CuEQ (0.62% Cu, 0.70 g/t Au, and 0.030% Mo). Included in this intersection is a 695 foot interval grading 1.45% CuEQ (0.69% Cu, 1.00 g/t Au, 0.029% Mo).
-          Hole 7370 intersected 2235 feet grading 1.03% CuEQ (0.71% Cu, 0.23 g/t Au, and 0.031% Mo). Included in this intersection is a 550 foot interval grading 1.36% CuEQ (0.85% Cu, 0.52 g/t Au, 0.034% Mo).
-          Hole 7371 intersected 2648 feet grading 1.00% CuEQ (0.56% Cu, 0.37 g/t Au, and 0.036% Mo). Included in this intersection is a 560 foot interval grading 1.41% CuEQ (0.85% Cu, 0.53 g/t Au, 0.042% Mo).

Pre-feasibility Study

Preliminary mining engineering activities designed to assess Pebble East as a high volume, low cost underground mine have continued through 2007. Geotechnical data that will be utilized in this assessment of Pebble East is being acquired from an ongoing program of detailed core hole logging. The data accumulated lies well within the range of similar information from existing block caving mining operations.

Another key aspect of project engineering work during 2007 has been pre-feasibility-level metallurgical and comminution testwork on Pebble East mineralization. Scoping-level work in 2006 returned excellent copper (95%) and molybdenum (75%) recoveries and good gold (50%) recovery, to a high grade (32%) copper concentrate. The 2007 tests have either confirmed or improved on these values. In addition, results indicate that a coarser grind may be possible and analysis is underway to determine if the attendant reduction in required power presents a further significant cost saving opportunity for the project.

Ronald Thiessen stated, "With a 50% equal operatorship interest in Pebble, a partner with a world-class mine development team, and the next US$1.425 billion in project equity financing expected to be invested by Anglo American, Northern Dynasty is on a very strong foundation to build substantial shareholder value. Furthermore, the large investment planned by Anglo American in the Pebble Project and the investment by a subsidiary of Rio Tinto plc ("Rio Tinto") to acquire a threshold 19.8% shareholding in Northern Dynasty, while obviously endorsing the Project, also substantially diminishes the financing, execution and operating risks associated with any project having the significance of Pebble."

Mark Rebagliati, P.Eng., is the Qualified Person for the exploration and drilling programs for the Pebble Project and is supervising the quality control and quality assurance programs. Stephen Hodgson, P.Eng., a Qualified Person, is supervising the engineering programs at Pebble on behalf of PMC.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Core logging and sampling are completed in PMC's secure facility at Iliamna, Alaska. The NQ-size core is sawn and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9003 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper, molybdenum and 23 other elements are assayed by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. PMC includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

On behalf of the Board of Directors

Ronald W. Thiessen
President & CEO

Sole Responsibility

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information about CuEQ

Copper equivalency or pressing poly-metallic deposits as a grade of the principal mineralization (by value). As used herein, gold and molybdenum values have been expressed as part of the copper grade. CuEQ as calculated herein is based on assumed metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum depend upon the completion of definitive metallurgical testing. Significant shifts in the relative values of these metals can significantly change the CuEQ. CuEQ is provided for illustrative purposes only.

Information Concerning Estimates of Inferred Resources

This news release uses the term "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although "inferred resources" are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

PEBBLE EAST DEPOSIT
2007 ASSAY RESULTS

Drill Hole Number	Vertical Depth to Cretaceous (feet)	Hole Dip (degrees)	Hole Direction (degrees)		Intercept (metres)	From (feet)	To (feet)	Intercept (feet)	Cu %	Au3 g/t	Mo %	CuEQ2%
6354[4]	1284	-90	0		214.9	3685	4390	705	1.23	0.29	0.020	1.52
6354	1284	-90	0	incl.	22.9	3685	3760	75	1.92	0.12	0.064	2.37
6354	1284	-90	0	incl.	78.9	4039	4298	259	1.43	0.50	0.016	1.82
6355[4]	1780	-90	0		686.4	1795	4047	2252	0.70	0.53	0.046	1.28
6355	1780	-90	0	incl.	149.4	1885	2375	490	0.94	0.26	0.047	1.38
6355	1780	-90	0	incl.	180.4	3455	4047	592	0.52	0.96	0.057	1.42
6356[4]	6327+	-80	0	Lost at 6425 feet in Tertiary - No assays
7357	1270	-90	0		512.1	1276	2956	1680	0.61	0.50	0.021	1.03
7357	1270	-90	0	incl.	155.5	2386	2896	510	0.78	0.79	0.036	1.46
7358	1205	-90	0	Anomalous results
7359	1967	-90	0		679.1	1967	4195	2228	0.92	0.49	0.035	1.41
7359	1967	-90	0	incl.	128.0	2707	3127	420	1.04	0.62	0.026	1.56
7359	1967	-90	0	incl.	137.5	3527	3978	451	0.95	1.11	0.051	1.91
7360	1082	-90	0		536.5	1698	3458	1760	0.53	0.43	0.038	1.00
7360	1082	-90	0	incl.	192.0	1698	2328	630	0.73	0.43	0.028	1.15
7360	1082	-90	0	and	51.8	1698	1868	170	0.81	0.72	0.016	1.33
7361	1198	-90	0		852.5	1198	3995	2797	0.39	0.43	0.035	0.85
7361	1198	-90	0	incl.	68.0	2252	2475	223	0.70	0.59	0.031	1.23
7362	986	-90	0		431.1	986	2400	1415	0.32	0.45	0.013	0.66
7363	1746	-90	0		159.3	1746	2268	523	0.53	0.48	0.035	1.02
7364	1083	-90	0		438.0	1083	2520	1437	0.32	0.47	0.015	0.68
7365	1275	-90	0		506.0	1280	2940	1660	0.53	0.45	0.036	1.00
7365	1275	-90	0	and	79.3	1280	1540	260	0.60	0.49	0.049	1.18
7365	1275	-90	0	incl.	106.7	2590	2940	350	0.53	0.90	0.034	1.26
7366	1567	-90	0		549.3	1567	3369	1802	0.66	0.39	0.019	1.00
7366	1567	-90	0	incl.	227.1	1567	2312	745	0.84	0.65	0.017	1.31
7366	1567	-90	0	and	108.5	1913	2269	356	0.78	0.95	0.017	1.43
7367	1326	-75	315		765.7	1383	3895	2512	0.51	0.44	0.024	0.92
7367	1326	-75	315	Incl.	439.5	1383	2825	1442	0.64	0.46	0.015	1.00
7367	1326	-75	315	and	217.0	1383	2095	712	0.78	0.68	0.013	1.25
7367	1326	-75	315	and	107.3	1743	2095	352	0.82	0.97	0.012	1.46
7368	1826	-90	0		537.7	1826	3590	1764	0.52	0.53	0.030	1.00
7368	1826	-90	0	incl.	360.9	1826	3010	1184	0.62	0.70	0.030	1.21
7368	1826	-90	0	and	211.8	1955	2650	695	0.69	1.00	0.029	1.45
7368	1826	-90	0	and	79.3	2390	2650	260	0.57	1.70	0.019	1.68
7369	4749+	-90	0	Lost at 4749 feet in Tertiary - No assays
7370	1465	-90	0		681.2	1465	3700	2235	0.71	0.23	0.031	1.03
7370	1465	-90	0	incl.	442.0	2140	3590	1450	0.76	0.25	0.033	1.11
7370	1465	-90	0	and	51.8	2140	2310	170	1.28	0.09	0.024	1.48
7370	1465	-90	0	and	167.6	3040	3590	550	0.85	0.52	0.034	1.36
7371	1449	-90	0		807.1	1449	4097	2648	0.56	0.37	0.036	1.00
7371	1449	-90	0	incl.	575.5	1449	3337	1888	0.66	0.40	0.034	1.10
7371	1449	-90	0	and	27.4	2257	2347	90	0.94	0.71	0.029	1.53
7371	1449	-90	0	and	170.7	2617	3177	560	0.85	0.53	0.042	1.41

NOTES

1 By prescribed definition, "Mineral Resources" do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity .
2 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05).
3 Au values >5.0 g/t capped at 5.0 g/t.
4 Hole started in late 2006 (some assayed intervals announced) and completed in early 2007 (fully completed hole announced here).

Northern Dynasty Minerals Ltd.

PEBBLE WEST DEPOSIT
Outline of Volume Containing 4.1B Tonnes
Measured+Indicated+Inferred Resource
(0.3% CuEQ Cut-Off)
OUTLINE OF > 1% CuEQ
HIGHER GRADE TREND
OPEN
HIGHER GRADE TREND
7357
7358
7361
7371
6354
7370
7362
7365
OPEN
AT DEPTH
7364
7366
7367
7360
7363
7368
7359
6355
6356
OPEN
PEBBLE EAST DRILLING
7359
DRILL HOLE REPORTED THIS RELEASE
DRILLING/ASSAYING IN PROGRESS
PREVIOUSLY ANNOUNCED HOLE
0
2,000
4,000
FEET
PEBBLE EAST DEPOSIT
Outline of Volume Containing 3.4B Tonnes
Inferred Resource (0.6% CuEQ Cut-Off)
See News Release Dated February 20, 2007

Pebble Project | **Pebble Drill Hole Location Plan**